UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 4
                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*  2. Issuer Name and Ticker or
                                              Trading Symbol
    Simmons,       L.           Craig         Alico,  Inc.    (ALCO)
    (Last)          (First)      (Middle)
                                           3. IRS or Social Security
                                              Number of Reporting
    70 Live Oak Lane
    (Street)                                  Person (Voluntary)
                                                  ###-##-####
    La Belle, FL  33935
    (City)     (State)    (Zip)            4. Statement for Month/Year
                                                  November 2002
5. If Admendment, Date of Original

6. Relationship of Reporting Person(s)     7. Individual or Joint/Group Filing
   to Issuer (Check all applicable)          _X_ Form filed by One Reporting
                                                 Person
     ___Director          ___10% Owner       ___ Form filed by More than One
                                                 Reporting Person
     _X__ Officer (give   ___Other(specify
                title below)      below)
     Chief Financial Officer

                                 TABLE I
    NON-DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.Title of   2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner- 7.Nature of
  Security    action   action  Acquired(A)   Securities     ship     Indirect
  (Instr 3)   Date     Code    or Disposed   Beneficially   Form:    Beneficial
                      (Instr 8)of (D)(Instr  Owned at      Direct(D) Owner-
             Month/           3, 4 and 5)   End of Month  or Indirect ship
             Day/                           (Instr 3 & 4) (I)(Instr 4)(Instr 4)
             Year Code   V  Amount (A) Price
                                    or
                                   (D)
Alico, Inc.
Common Stock,
Par Value
$1.00      11/01/02  M          800     A $15.68/Sh              D
$1.00      11/01/02  M          400     D $28.61/Sh              D
$1.00      11/01/02  M          200     D $28.50/Sh              D
$1.00      11/01/02  M          200     D $28.33/Sh              D







                           FORM 4 (continued)

                              TABLE II

    DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
     (e.g., puts, calls, warrants, options, convertible securities)


1.Title of   2.Conversion    3.Trans-   4.Trans-  5.Number of  6.Date Exer-
  Derivative   or Exercise     action     action   Derivative    cisable and
  Security     Price of        Date       Code     Securities    Expiration
  (Instr 3)    Derivative      (Month/   (Instr 8) Acquired (A)  Date (Month/
               Security         Day/               or Disposed   Day/Year)
                                Year)              of (D)(Instr
                                                   3, 4 and 5)
                                       Code   V   (A)       (D)  Date    Exp-
                                                                Exer-  iration
                                                                Cisable  Date

Option        $15.68           11/01/02  M        800      800  8/31/02 2011
For Stock



7.Title and    8.Price of   9.Number of   10.Ownership form   11.Nature of
  Amount of      Derivative   Derivative     of Derivative       Indirect
  Underlying     Security     Securities     Security: Direct    Beneficial
  Securities     (Instr 5)    Beneficially   (D) or Indirect(I)  Ownership
 (Instr 3 and 4)              Owned at End   (Instr 4)           (Instr 4)
                              of Month
                              (Instr 4)
Title    Amount or
       Number of shares


Common Stock  800  0*           -0-             D


Explanation of Responses:

*The reporting person received these options under the "Stock Option Incentive Equity Plan" and did not pay any monetary value for the Derivative securities; the price is stated in Column 2.





                        /s/ L. Craig Simmons       November 1, 2002
                     **Signature of Reporting Person          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.